Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.faegredrinker.com

June 29, 2021

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra International & Event-Driven Credit Fund

(Registration Nos. 333-221584; 811-23309)

Dear Ms. Vroman-Lee:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to reflect changes to the name and investment strategies of the Destra International & Event-Driven Credit Fund (the “Fund” or “Registrant”).1

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

Cover Page

Summary of Investment Strategy

1.	Comment: Current disclosure states that “under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.” Please advise the Staff whether there are limits to the types of investments the Fund may make. Further, to the extent that the Fund will invest in emerging markets, please revise the disclosure to so state.

Response: The Registrant respectfully notes that, except to the extent currently disclosed (e.g. 80% invested in credit related instruments and/or investments that have similar economic characteristics as credit related instruments and 40% of its total assets invested in securities of non-U.S. issuers), the types of investments it may make are not limited.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Ms. Ashley Vroman-Lee

June 29, 2021

Additionally, the Registrant respectfully notes that the Fund discloses that it may invest in emerging markets in the second sentence of the first paragraph. However, to provide additional clarification, the Registrant has revised the last sentence of the first paragraph as follows:

“Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers, which may include those in emerging markets.”

2.	Comment: The summary of the Fund’s investment strategy states that the Fund may invest in a variety of equity securities. Please explain to the Staff how credit-related instruments, or investments similar to, can include equity obligations and securities.

Response: The Registrant respectfully notes that it does not intend for the aforementioned equity securities to be investments that count toward compliance with its 80% policy. Instead, as disclosed in the last sentence of the third paragraph, such investments will be limited to 20% of its total assets.

Summary of Terms

3.	Comment: Please revise the disclosure in the section entitled “Investment Opportunities and Strategies” to state that the Fund will invest in junk bonds.

Response: The Registrant has revised the disclosure as requested.

4.	Comment: The Staff notes that the last sentence of the third paragraph in the section entitled “Investment Opportunities and Strategies” states that the Fund’s investments in equity securities will be limited to 20% of its total assets. Please add this sentence to the Cover Page. (See Comment 2).

Response: The Registrant respectfully notes that the requested disclosure is already included as the last sentence of the third paragraph in the section entitled “Summary of Investment Strategy” on page (iii).

5.	Comment: The disclosure in the section entitled “Management Fee” states that Destra may defer its Management Fee and recover any amounts deferred for up to three years following the time such deferral was made. Please supplementally explain to the Staff how this deferral is accounted for and whether such deferral could impact future shareholders who were not invested at the time the Management Fee was earned.

Response: The Registrant respectfully notes that, while Destra reserves the right to defer its Management Fee and recover any amounts deferred for up to three years following the time of such deferral, it has not deferred any amounts since the Fund’s inception and does not currently intend to do so. As a result, there have been no deferred amounts to account for and no shareholder has been impacted.

Ms. Ashley Vroman-Lee

June 29, 2021

6.	Comment: The prospectus states that the Fund will make short sales. Please confirm that the expenses associated with such short sales are reflected in the Fees and Expenses table. To the extent they are not, please revise the Fees and Expenses table.

Response: The Registrant confirms that while there are not any short sales expenses to reflect in the current Fees and Expenses table, expenses associated with any short sales made in the future will be reflected in the Fees and Expenses table.

SUMMARY OF FEES AND EXPENSES

7.	Comment: Please advise the Staff as to what line item is inclusive of the fees paid to the Administrator.

Response: The Registrant respectfully advises the Staff that the fees paid to the Administrator are reflected in the line item entitled “Remaining Other Expenses.”

8.	Comment: The prospectus states that the Fund intends to use leverage. Consequently, please delete the table in Footnote No. 1 that illustrates the aggregate fees and expenses that the Fund would expect to incur if it did not.

Response: The table has been deleted as requested.

GENERAL

9.	Comment: The Fund states that it will invest in “contingent convertible securities.” Please supplementally confirm to the Staff that the Fund will actually invest in them. If it will, please revise the disclosure to include a definition where appropriate.

Response: The Registrant confirms that it intends to invest in “contingent convertible securities.” Consequently, the Registrant has revised the disclosure to add a definition, where appropriate.

10.	Comment: Please revise all disclosure regarding investments in “below grade” debt to explain that such investments are junk bonds and that they may be speculative in nature.

Response: The disclosure has been revised as requested.

* * * * *

Ms. Ashley Vroman-Lee

June 29, 2021

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb